Exhibit 12.1

PETROLEUM DEVELOPMENT CORPORATION
Statement of Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30, 2009	Year Ended December 31,
		2008		2007		2006		2005		2004
		(dollars in thousands)
Earnings
Income (loss ) from continuing operations before income taxes	$(63,527)	$168,221		$42,631		$379,800		$51,918		$35,001
Fixed charges (see below)	18,868	31,583		12,796		4,187		317		338
Amortization of capitalized interest	518	744		366		52		-		-
Interest capitalized	(713)	(2,618)		(3,023)		(1,620)		-		-
Total adjusted earnings (loss) available for fixed charges	$(44,854)	$197,930		$52,770		$382,419		$52,235		$35,339

Fixed Charges
Interest and debt expense (a)	$17,803	$28,132		$9,279		$2,443		$217		$238
Interest capitalized	713	2,618		3,023		1,620		-		-
Interest component of rental expense (b)	352	833		494		124		100		100
Total fixed charges	$18,868	$31,583		$12,796		$4,187		$317		$338

Ratio of Earnings to Fixed Charges	- (c)	6.3	x	4.1	x	91.3	x	164.8	x	104.6	x
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(a)	Represents interest expense on long-term debt and amortization of debt discount and issuance costs.
(b)	Represents the portion of rental expense which we believe represents an interest component.
(c)	For the six months ended June 30, 2009, earnings were insufficient to cover total fixed charges by $63.5 million.